

May 2, 2011

Via E-mail
Douglas F. Garn
President and Chief Executive Officer
Quest Software, Inc.
5 Polaris Way
Aliso Viejo, CA 92656

> **Re: Quest Software, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 000-26937**

Dear Mr. Garn:

We have reviewed your letter dated April 12, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 28, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Fiscal Years Ended December 31, 2010 and 2009

Revenues, page 30

1.   We note from your response to prior comment 2 that you continue to believe a renewal rate metric would not convey meaningful or accurate information for the reasons set forth in your response to comment 2 in your letter dated July 16, 2009. However, our previous comment addressed the application of the factors noted in your July 16, 2009 response letter to your current operations.

Specifically, we indicated that the term licenses referred to in your prior response do not appear to comprise a significant portion of your operations and accordingly it is unclear how your discussion of term license maintenance renewals supports your inability to provide maintenance renewals for your perpetual licenses. Please explain further. In addition, as previously requested, explain further how the period in which a customer renews their maintenance contract would impact your ability to provide a meaningful discussion of the percentage of customers that renew their maintenance agreement.

Income Tax Provision, page 33

2. We note from your response to prior comment 3 that the change associated with your lower income tax jurisdictions was not a material driver in the effective rate change and that your operations in such jurisdictions have not materially changed in recent periods.   However, we still believe it would be useful for investors to understand which regions had the most significant impact on lowering your effective tax rate and how potential changes in such countries' operations may impact your results of operations.   Please tell us which region(s) had the most significant impact on your effective tax rate and confirm that you will revise to disclose such information in future filings.

You may contact Robert Benton, Staff Accountant at (202) 551-3804 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief